September 4, 2026

Ms. Kalkidan Ezra, Attorney-Adviser

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	360 Funds (the “Trust”) — M3Sixty Onchain U.S. Government Money Market Fund

Post-Effective Amendment to the Registration Statement on Form N-1A

(File Nos. 333-123290 and 811-21726)

Dear Ms. Ezra:

On August 11, 2026, the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided comments (the “Comments”) on the post-effective amendment to the Trust’s registration statement on Form N-1A relating to the M3Sixty Onchain U.S. Government Money Market Fund (the “Fund”), filed on June 25, 2026 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Amendment”). The Amendment was filed principally to reflect (i) the migration of the sub-transfer agent’s blockchain-integrated recordkeeping system from a private, permissioned Hyperledger Fabric network to a private, permissioned access layer operating on the Solana public blockchain network, (ii) the availability of the Fund to institutional investors investing directly, and (iii) a change in the Fund’s custodian.

For the Staff’s convenience, each Comment is restated below in italics in the order in which it applies to the disclosure, followed by the Trust’s response. Capitalized terms used but not defined in this letter have the meanings given to them in the Amendment. Proposed disclosure changes are shown as marked changes in the courtesy copies of the Prospectus and the Statement of Additional Information (the “SAI”), which are being provided to the Staff under separate cover, marked against the Amendment as filed on June 25, 2026. The Trust intends to file the revised Prospectus and SAI in a post-effective amendment pursuant to Rule 485(b).

The Trust notes that the Fund’s registration statement was scheduled to become effective automatically on August 24, 2026. To allow adequate time to prepare complete responses to the Comments and for the Staff to review them, the Trust has filed an amendment to designate a new effective date.

Prospectus

Comment 1: Please provide a response at least five business days before the registration statement goes effective, and provide a courtesy redline.

FinTech Law

6224 Turpin Hills Drive     |     Cincinnati, OH 45244-3557     |     fintechlaw.ai     |     (513) 991-8472

Response: The Trust confirms that this response letter is being filed, and a courtesy marked copy of the Prospectus and the SAI is being provided to the Staff under separate cover at least five business days before the Fund’s registration statement is scheduled to become effective. As noted above, the Trust has filed an amendment designating a new effective date to accommodate this schedule.

Fees and Expenses of the Fund

Comment 2: Please explain the percentages and what categories of operating expenses are included in the total.

Response: The “Other Expenses” line reflects the Fund’s ordinary operating expenses that are not separately identified in the fee table, which consist of fund administration, fund accounting, transfer agency, and chief compliance officer service fees, custody fees, audit and tax preparation fees, legal fees, trustee fees, insurance, registration and filing fees, and printing and shareholder reporting costs. These are predominantly fixed dollar amounts. Because the Fund’s average daily net assets during the relevant period were small relative to those fixed amounts, “Other Expenses” expressed as a percentage of average daily net assets is correspondingly large (161.82%). The Adviser’s contractual fee waiver and expense reimbursement arrangement limits Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to 1.13%, so shareholders do not bear the unwaived amount. No fee is payable by the Fund for use of the SPL Token Program or the Token-2022 program.

Comment 3: In footnote 2 of the fee table, you state that the Fund’s expense limit “will not exceed 0.78% of each share class’s average daily net assets.” Since the Fund has a single share class, revise the footnote accordingly.

Response: The Trust confirms that the Fund offers a single class of shares. Footnote 2 to the fee table has been revised to remove the reference to a share class, so that the expense limitation is expressed as a percentage of “the Fund’s average daily net assets.”

Principal Investment Strategy of the Fund

Comment 4: Please revise the disclosure to explicitly state that tokenization does not affect shareholder rights, including voting, redemption, or other protections.

Response: The Trust respectfully clarifies that the Fund’s shares are not tokenized. The Fund’s shares are traditional, uncertificated book-entry equity securities of a registered investment company; they are not digital assets, crypto assets, stablecoins, or tokens of any kind. M3Sixty Administration, LLC, as transfer agent, issues the shares and maintains the sole official record of ownership. The sub-transfer agent’s blockchain-integrated system records corresponding share-ownership data on a secondary, non-authoritative “shadow recordkeeping layer” that is reconciled daily to the transfer agent’s official record. The Trust nonetheless agrees with the substance of the Comment and has added the following disclosure to the “Use of Blockchain” discussion in the Fund’s summary section, with conforming disclosure in the SAI:

The Fund’s shares are not tokenized. Shares of the Fund are traditional, uncertificated book-entry equity securities of a registered investment company, and they are not digital assets, crypto assets, stablecoins, or any other form of token. The transfer agent issues the shares and maintains the sole official record of ownership; the sub-transfer agent’s blockchain-integrated system records corresponding share-ownership data on a secondary, non-authoritative layer, which is reconciled daily with that official record. The use of blockchain-based recordkeeping does not affect shareholders’ rights in any respect. Shareholders of the Fund have the same voting rights, redemption rights, rights to dividends and distributions, rights to receive shareholder reports and other information, and protections under the Investment Company Act of 1940 and the Trust’s Declaration of Trust as shareholders of a mutual fund that does not use blockchain-based recordkeeping. In the event of any conflict between the sub-transfer agent’s blockchain records and the transfer agent’s official record, the transfer agent’s official record is determinative.

Comment 5: Please supplementally confirm that the Fund intends to use only one blockchain to record ownership of its shares. If multiple networks or channels will be used, please provide clarifying disclosure throughout the registration statement. Please also supplementally explain that the Fund will engage with the Staff before using a different blockchain or adding another blockchain.

Response: The Trust confirms, supplementally, that the Fund uses and intends to use only one blockchain network—the Solana network—to record corresponding share ownership data. The sub-transfer agent’s prior architecture used Hyperledger Fabric, and it will migrate away from it. No other public blockchain is used or currently required, and the sub-transfer agent does not rely on cross-chain bridges or simultaneous multi-chain settlement. The Trust further confirms, supplementally, that it will notify and engage with the Staff before the Fund uses a different blockchain network or adds an additional blockchain network. Corresponding disclosure has been added to the Prospectus and the SAI, and references to the Solana network as the “primary” blockchain have been revised to “only,” as discussed in the response to Comment 8.

Comment 6: Please clarify that M3Sixty Administration, LLC is the Fund’s transfer agent.

Response: The disclosure has been revised to refer to “M3Sixty Administration, LLC (“M3Sixty”), the Fund’s transfer agent.” (Emphasis added.)

Comment 7: Please confirm supplementally whether the Solona Access Layer is a private permissioned access layer. If so, please revise the disclosure.

Response: The Trust confirms supplementally that the access layer is properly described as a private, permissioned access layer that operates on a public, permissionless blockchain network. The network itself (Solana) is public and permissionless; the access layer the sub-transfer agent has implemented on that network is private and permissioned, because share-ownership data may be recorded only for wallet addresses that the sub-transfer agent has whitelisted following know-your-customer verification, and the sub-transfer agent retains freeze authority over those addresses. The disclosure has been revised in the Prospectus and the SAI to describe a “private, permissioned access layer built on a public, permissionless blockchain network (the Solana network).”

Comment 8: Freeze authority. Please supplementally explain what freeze authority is and the circumstances under which it may be exercised.

Response: Freeze authority is a control available under the Solana Token Program and Token-2022 architecture that permits the holder of the authority to freeze an individual token account, preventing any further recordkeeping entries for that account until the account is unfrozen (or “thawed”). The sub-transfer agent holds this authority. Freezing an account affects only the secondary shadow recordkeeping layer; it does not cancel or forfeit the shares recorded in the shareholder’s name on the transfer agent’s official book of record, and it does not prevent the shareholder from redeeming those shares directly with the Fund. The sub-transfer agent expects to exercise the freeze authority only in circumstances such as: sanctions, know-your-customer, or anti-money laundering ineligibility; suspected fraud or unauthorized account access; a lost or compromised wallet; a court order, regulatory directive, transfer agent instruction, or other legally valid restriction; a material reconciliation discrepancy requiring investigation; or another event specifically permitted under the sub-transfer agent’s compliance procedures. Plain-English disclosure to this effect has been added to the Prospectus (in both the summary and the statutory sections) and to the SAI.

Comment 9: Please supplementally explain whether there are any changes being implemented to the operation or mechanics of the permissioned layer on the Solana blockchain, as the Staff may have additional questions.

Response: The Trust confirms, supplementally, that the substantive operation and mechanics of the permissioned layer remain unchanged from those previously described to the Staff. As before, the sub-transfer agent maintains a whitelist of know-your-customer-verified wallet addresses, retains freeze authority and transfer-restriction controls, retains the unilateral ability to correct errors and unauthorized entries, and reconciles the layer with the transfer agent’s official record daily. What has changed is the underlying execution and settlement environment: the controls that were previously implemented through Hyperledger Fabric channel and endorsement policies are now implemented at the SPL Token Program and Token-2022 level on Solana, through whitelisting enforced by a Transfer Hook program, freeze authority, and the Confidential Transfers extension. All fees denominated in SOL are borne by the sub-transfer agent or its affiliates.

Comment 10:  Please supplementally explain whether the Solana network is the primary or the only blockchain used by the Fund. If the language currently used is correct (i.e., primary), please explain what other blockchains may be used and revise accordingly. If not, please revise the language to state “only” rather than “primary.”

Response: After the migration, Solana will be the only blockchain network used by the Fund. The word “primary” has been revised to “only” in each place it appeared in the Prospectus and the SAI, and the disclosure now states that the Fund does not use, and does not currently intend to use, any other blockchain network for this purpose and will notify and engage with the Staff before doing so.

Comment 11: Please disclose the App and the Web Portal that will be used (i.e., provide the URL).

Response: The sub-transfer agent’s mobile application, CERES Coin, has been published on the Apple App Store and is available for download and use; the Android version is pending approval for distribution through Google Play . The Web Portal has been developed and is currently operating in a user-acceptance testing environment. The Web Portal will be available to individual investors at https://investorportal.cerescoin.io/ and to business and institutional investors at https://businessapp.cerescoin.io/. The Prospectus has been revised to identify the App by name, to state that the App is available, to describe the current status of the Web Portal, and to disclose these addresses.

Comment 12: In the last filing, you had a New Funds Risk. Please revise the disclosure to include the previously disclosed New Funds Risk.

Response: New Fund Risk has been restored to both the summary and the statutory risk disclosure. The Trust notes that the risk factor as previously disclosed included two sentences explaining the Fund’s selection of a private, permissioned blockchain rather than a public, permissionless one. Because that statement is no longer accurate following the migration to the Solana network, those sentences have been omitted and the balance of the risk factor has been restored, as follows:

New Fund Risk. The Fund is relatively new and, as a result, carries specific risks inherent in unestablished mutual funds, including the chance that the performance of a new or smaller fund may not represent how the fund is expected to or may perform over the long term. In addition, new funds may not benefit from the same economies of scale, experience, or name recognition that larger, older funds might. If the Fund does not attract or maintain sufficient assets, its expense ratio may remain elevated and the Fund may not be viable over the long term.

Comment 13: There is a typographical error in fifth line of the Blockchain Networks Risk. Please review and revise the disclosure, which also appears on page 13.

Response: The sentence has been corrected in both places.

Comment 14: The same risk states: “Although shareholder identifying information is maintained off-chain by the sub-transfer agent, and transactions on the blockchain are associated only with pseudonymous wallet addresses, those addresses are linked to specific shareholders in the sub-transfer agent’s off-chain records.” To the extent this sentence is true, please clarify the disclosure regarding that all transactional data related to share ownership will be maintained by the sub-transfer agent, on the blockchain, and that all personally identifiable information will be maintained in a traditional database off the blockchain.

Response: The Trust confirms that this is accurate and has revised the disclosure in the “Blockchain Networks Risk” factor, in both the summary and the statutory sections, as follows:

All transactional data relating to share ownership—that is, the wallet addresses involved and the corresponding share-ownership entries, with the number of shares in each entry encrypted under the Confidential Transfers extension described below,—is recorded by the sub-transfer agent on the blockchain, and all personally identifiable information relating to shareholders is maintained by the transfer agent and the sub-transfer agent in traditional databases off-chain. No personally identifiable information is recorded on the blockchain. Transactions on the blockchain are therefore associated only with pseudonymous wallet addresses; however, those addresses are linked to specific shareholders in the sub-transfer agent’s off-chain records.

Comment 15: Clarify the disclosure to explain maximal extractable value (“MEV”) in plain English and include any corresponding risks.

Response: The Fund has added plain-English disclosure to the risk factor, explaining the maximal extractable value and the corresponding risks to the Fund. In summary, MEV refers to the profit a validator or other block producer can capture by choosing which transactions to include in a block and in what order. Because updates to the Fund’s share-ownership data may be recorded only between whitelisted, know-your-customer-verified wallet addresses, are not executed against an automated market maker or any other trading venue, and are not priced by reference to any on-chain market, there is no on-chain price for a block producer to manipulate, and the Fund does not believe MEV presents a meaningful risk of economic harm to shareholders. The residual risk disclosed is that MEV activity could contribute to network congestion or to reordering or delayed inclusion of the sub-transfer agent’s recordkeeping transactions, and the disclosure states that any such delay would not affect the shares a shareholder owns on the official record, the Fund’s net asset value, or the price at which purchases, redemptions, or transfers are processed.

Comment 16: In the “Purchase and Sale of Fund Shares” section, please clarify the disclosure to explain how direct purchase from the Fund will work, and if the investor needs a wallet and the App or Web Portal in order to purchase directly.

Response: An investor does not need a blockchain wallet, the App, or the Web Portal in order to purchase, hold, transfer, or redeem Fund shares. An investor may open an account and purchase shares directly from the Fund by completing an account application and paying by check or bank wire, and may redeem by mail, telephone, or bank wire. The transfer agent records those shares on the Fund’s official book of record, and the sub-transfer agent creates a corresponding whitelisted wallet address and records the corresponding share-ownership data on the shadow recordkeeping layer; the shareholder does not control, fund, or otherwise interact with that wallet. When the App and the Web Portal launch, an investor will also be able to transact through those interfaces. Disclosure to this effect has been added under “Purchase and Sale of Fund Shares.”

Comment 17: The previous filing stated that “it is not anticipated that the Fund will be available to tax-deferred investors,” which has been removed. Please clarify in your response whether the Fund is now available to tax-deferred investors. If not, please explain the reason the language was removed or add it back to the disclosure.

Response: The sentence was removed inadvertently while revising the tax disclosure; the Fund’s availability to tax-deferred investors has not changed. The sentence has been restored in the summary section and added to the statutory tax discussion: “It is not anticipated that the Fund will be available to tax-deferred investors, such as individual retirement accounts and qualified retirement plans.”

Comment 18: In the section “Risks Related to the Solana Network,” please provide a plain English explanation of “Token-2022” and “Confidential Transfers.”

Response: Plain-English explanations have been added to the Prospectus and the SAI. In substance: “Token-2022” is the name of a standard computer program, maintained by the open-source Solana developer community as part of the Solana Program Library, that governs how data about a particular asset is recorded on the Solana network and what optional controls—called “extensions”—apply to those records. “Confidential Transfers” is one of those optional extensions; it encrypts the number of shares reflected in each on-chain recordkeeping entry, so that a member of the public viewing the Solana ledger can see that an entry was made between two wallet addresses but cannot see how many shares it involved, while the network can still confirm that the entry is valid.

Comment 19: In that same risk section, please disclose prominently if investors create and manage their wallets and private keys. Please also explain the types of decryption keys and the custody arrangements that permit access to Fund transaction data, and, additionally, explain how those are maintained and by whom. Please provide similar disclosure on page 20 of the Prospectus.

Response: Shareholders do not create, hold, fund, or manage the wallets or the private keys associated with the wallet addresses used for the Fund’s shadow recordkeeping layer, and shareholders do not hold or need decryption keys. The sub-transfer agent creates and administers each whitelisted wallet address on the shareholder's behalf. Private signing material and the decryption keys used to read amounts encrypted under the Confidential Transfers extension are maintained within an institutional custody and key-management environment operated by the sub-transfer agent or a regulated custodian, rather than in application code or a conventional database. Decrypt keys are made available to the transfer agent, the Fund’s independent registered public accounting firm, regulatory examiners, and other parties with a legal entitlement to the information, so that Fund activity remains fully auditable. A shareholder does not need a wallet, a private key, or any digital asset in order to purchase, hold, transfer, or redeem Fund shares, and the loss or compromise of a wallet credential would not affect the shares recorded in the shareholder’s name on the transfer agent’s official book of record. This disclosure has been added in both places noted by the Staff and in the SAI.

Comment 20: Under the “Peer-to-Peer Transaction Risks in Heavily Regulated Industries,” please review and clarify the disclosure regarding whether the Fund offers peer-to-peer functionality.

Response: The sub-transfer agent’s App and Web Portal are expected to offer peer-to-peer transfer functionality, which permits a shareholder to transfer Fund shares to another shareholder or an approved prospective shareholder without redeeming the shares. That functionality is available only within the App or the Web Portal and is therefore not available until those interfaces launch; until then, transfers must be effected directly through the transfer agent. The disclosure under “Peer-to-Peer Transfer of Shares” and the related risk factor have been revised to state this clearly.

Comment 21: In the section “Additional Information Regarding Use of Blockchain by Shareholders,” please consider referencing the Solana network along with Bitcoin and Ethereum.

Response: The Trust has included the reference.

Comment 22:   Please explain in plain English how multi-signature wallets work, what the required signatories and quorum thresholds are, and what key rotation procedures are.

Response: Plain-English disclosure has been added to the Prospectus and the SAI explaining that a multi-signature wallet is a control arrangement in which no single person can act alone: the authority to take a privileged action, such as freezing a wallet account or upgrading the on-chain program, is divided among several designated individuals, each holding a separate cryptographic key, and a minimum number of those individuals—the “quorum”—must each approve before the action can be executed. The disclosure also explains that “key rotation” means periodically replacing those cryptographic keys with newly generated ones, and doing so promptly whenever a signatory leaves the role or a key is suspected of being compromised. The sub-transfer agent’s privileged authorities are held in separate multi-signature configurations implemented using Squads Protocol: one for authority over the Token-2022 mint for Fund shares, one for the freeze authority, and one for upgrade authority over the custom Transfer Hook program. Each configuration has three designated signatories, identified by role rather than by name—two designated by the sub-transfer agent and one designated by the transfer agent—and the approval of two of the three is required before any privileged action can be executed. No individual holds more than one key, and each seat has a standing designated alternate. The sub-transfer agent gives the transfer agent advance written notice before any exercise of the mint or program-upgrade authority, and each exercise of the freeze authority must be ratified in writing by the sub-transfer agent’s chief compliance officer within one business day, failing which the wallet account is unfrozen. All keys are rotated at least annually, and within 24 hours of a signatory’s departure from the designated role or any suspected compromise of a key. The sub-transfer agent has adopted a written Key Management and Privileged Authority Policy and a related joint operating procedure with the transfer agent governing signatory designations, quorum thresholds, key rotation, logging and Board reporting, which will be presented to the Board of Trustees for approval at its next regularly scheduled meeting and reviewed at least annually thereafter. Each exercise of the mint, freeze or upgrade authority is logged and reconciled with the transfer agent’s official record.

Comment 23: The disclosure says:

The Fund currently uses the Solana network as the primary public blockchain for recording Fund share ownership. Solana is a high-performance public blockchain utilizing a Proof of History combined with Proof of Stake consensus mechanism, enabling fast transaction processing and low transaction costs. The Fund’s shares are traditional, uncertificated book-entry securities of a registered investment company recorded by the Transfer Agent, which maintains the sole official record of ownership; the sub-transfer agent’s shadow recordkeeping layer records corresponding share-ownership data using the Solana Program Library (“SPL”) token standard and is reconciled to that official record.

Please consider whether this paragraph is better placed elsewhere in the prospectus.

Response: The Trust agrees. The paragraph describing the Solana network and the SPL token standard has been moved earlier within the “Use of Blockchain” discussion in the summary section, so that it immediately follows the description of the Fund’s book-entry shares, and the SPL token standard is introduced before it is referenced later in that discussion. A duplicative definition of “SPL” later in the section has been removed accordingly.

Comment 24: Please supplementally explain the role of the sub-transfer agent, and whether its expenses related to those services are reflected in the fee table. If not, please revise accordingly.

Response: The sub-transfer agent performs on-chain sub-transfer agency, registrar, and shareholder services for the Fund under a Sub-Transfer Agency Agreement, and develops and maintains the custom on-chain program through which it enforces its whitelist and related controls. It does not maintain the SPL Token Program or the Token-2022 program, which are part of the core Solana Program Library maintained by the open-source Solana developer community. The 0.35% Sub-Transfer Agent Fee is payable by the Fund and appears as a separate line item in the fee table. There is no additional fee charged to the Fund for the sub-transfer agent’s use of the SPL Token Program or the Token-2022 program, and no such fee is reflected in the fee table because none is charged. The sub-transfer agent or its affiliates bear all Solana network transaction fees and all fees of the third-party technology provider that develops and maintains the custom on-chain program. Clarifying disclosure has been added to the Prospectus and the SAI.

Comment 25: In the section “Pricing of Shares,” please include the fee table language that was disclosed earlier in the prospectus.

Response: The Trust understands the Comment to request that the fee waiver and expense limitation disclosure appearing in the fee table also appear in the “Pricing of Shares” discussion. That disclosure has been added, together with a statement that the Fund charges no sales load, no redemption fee, and no Rule 12b-1 distribution or service fee, and that shareholders pay no fee to purchase, hold, transfer, or redeem shares through the App or the Web Portal. If the Staff intended a different location or a different portion of the fee disclosure, the Trust would be pleased to revise the disclosure further.

Comment 26:  The Staff notes the disclosure in the filing that the App and Web Portal are not yet available. Please clarify prominently in the prospectus that the App and Web Portal are still under development and explain the limited functionality. Additionally, please provide any corresponding risk disclosure regarding the App and Web Portal being unavailable.

Response: Prominent disclosure has been added to the “Use of Blockchain” discussion in the Fund’s summary section stating that the sub-transfer agent’s mobile application, CERES Coin, is available for download and use from the Apple App Store, that the Android version is pending approval for distribution through Google Play , and that the Web Portal has been developed and is currently operating in a user-acceptance testing environment and has not been deployed to production. The disclosure further states that the peer-to-peer transfer functionality described in the Prospectus is available only within the App or the Web Portal. A new risk factor has also been added:

App and Web Portal Development Risk. The Fund’s App, CERES Coin, is available on the Apple App Store, but the Android version of the App has not been approved for distribution on Google Play. The Web Portal is operating in a user-acceptance testing environment and has not been deployed to production. There is no assurance that the Android version of the App will be approved, or that the Web Portal will be deployed to production, on the expected timetable or at all. The peer-to-peer transfer functionality described under “Peer-to-Peer Transfer of Shares” is available only within the App or the Web Portal, and account statements and other communications may be delivered by traditional means. If the App or the Web Portal becomes unavailable because of a technology failure, cybersecurity incident, service-provider disruption, or blockchain network outage, investors may be unable to access account information or submit instructions through those channels and would need to transact directly with the transfer agent, which may delay processing of purchase, redemption, or transfer requests.

Comment 27: In the section Peer-to-Peer Transfer of Shares, please revise the disclosure to include the reconciliation frequency with the official off-chain record, how investors find counterparties, and whether peer-to-peer transfers occur at negotiated prices. If they do not, please explain why not.

Response: The sub-transfer agent captures on-chain entries as they occur and formally reconciles the shadow recordkeeping layer against the transfer agent’s official book of record each business day. A shareholder who wishes to transfer shares must already know the identity of the intended transferee and must identify that person by name in the App or the Web Portal; neither the Fund, the transfer agent, nor the sub-transfer agent plays any role in connecting transferors and transferees, and none of them operates an order book, bulletin board, matching system, or other facility for bringing together buyers and sellers of Fund shares. Neither the App nor the Web Portal displays a directory or list of other shareholders. The transferor must supply the transferee’s name, and the sub-transfer agent confirms only whether the named person holds a whitelisted wallet address enrolled in its system. Peer-to-peer transfers do not occur at negotiated prices. The Fund is a government money market fund that uses the amortized cost method to seek to maintain a stable net asset value of $1.00 per share; all transfers are processed at the Fund’s next calculated net asset value, and the Fund does not permit a transfer to be effected at any other price. Disclosure to this effect has been added under “Peer-to-Peer Transfer of Shares” and in the SAI.

Comment 28: That same section states, “Although you may provide instructions to transfer Fund shares at any time, transfers will be processed at the Fund’s next NAV calculation time after we receive your transfer request in proper form through the App or Web Portal.” The Staff notes that this is a stable NAV money market fund; please clarify the disclosure accordingly.

Response: The disclosure has been revised to state that transfers are processed at the Fund’s next calculated net asset value, which the Fund seeks to maintain at a stable $1.00 per share using the amortized cost method, and that all peer-to-peer transfers are accordingly processed at that stable net asset value.

Comment 29: The Staff notes that language was deleted stating “Although the Fund processes peer-to-peer transfers after the next calculated NAV, following receipt of a transfer request in proper form, the Fund does not require that peer-to-peer transfers occur at NAV.” Please explain why this language was deleted and consider including the disclosure here.

Response: The deleted sentence was removed because, on review, the Trust concluded that it did not accurately describe how the Fund operates and was inconsistent with the Fund’s status as a stable net asset value government money market fund. The Fund does not permit peer-to-peer transfers to be effected at a price other than the Fund’s next calculated net asset value, and neither the transfer agent nor the sub-transfer agent will process a transfer at any other price. Rather than reinstate the deleted sentence, the Trust has added an affirmative disclosure stating the Fund’s actual practice:

Peer-to-peer transfers do not occur at negotiated prices. The Fund does not permit peer-to-peer transfers to be effected at a price other than the Fund’s next calculated net asset value, and neither the Fund, the transfer agent, nor the sub-transfer agent will process a transfer at any other price.

Statement of Additional Information

Comment 30: Please include the disclosure related to“Blockchain Technology” in Item 4 of the Prospectus.

Response: The substance of this disclosure has been added to the Fund’s principal risk disclosure in Item 4 of the Prospectus. The Trust has retained the corresponding discussion in the SAI as supplemental detail and has added a cross-reference to the Prospectus so that the two documents read consistently. If the Staff prefers that the disclosure be removed from the SAI entirely, the Trust will do so.

Comment 31: Similarly, please include the disclosure around delays in transaction processing in Item 4 of the Prospectus.

Response: The substance of this disclosure has likewise been added to the Fund’s principal risk disclosure in Item 4 of the Prospectus, with a clarifying statement that a network delay would not affect the shares a shareholder owns on the transfer agent’s official record, the Fund’s net asset value, or a shareholder’s ability to purchase or redeem shares directly through the transfer agent. The discussion has been retained in the SAI with a cross-reference to the Prospectus.

*  *  *

The Trust believes that the responses set forth above and the revisions to the Prospectus and the SAI are fully responsive to the Comments. Please contact me at (513) 991-8472 or bo.howell@fintechlaw.ai with any questions regarding this letter or the marked copies of the Prospectus and the SAI.

Sincerely,

/s/ Bo James Howell

Bo James Howell

Legal Counsel to the Trust

cc:	Randall K. Linscott, President

Larry Beaver, Treasurer

Richard Yates, Chief Compliance Officer and Secretary

Tim Easton, Head of Transfer Agency, M3Sixty Administration, LLC

Charlie Uchill, CERES Coin TA, LLC